UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37520

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUSQUEHANNA INVESTMENT GROUP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Securitybased swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER, LLP
(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUSQUEHANNA INVESTMENT GROUP _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: TREASURER



_____ 2/9/23
Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SUSQUEHANNA INVESTMENT GROUP

(a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Susquehanna Investment Group

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Susquehanna Investment Group (the "Entity") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 28, 2023



SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Statement of Financial Condition
December 31, 2022
(dollars in thousands)

Assets		
Receivable from clearing broker	$	459,703
Securities owned - at fair value		738,934
Accrued trading receivables		440
Exchange memberships - at cost (fair value $4,604)		5,881
Other assets		286
Total assets	$	1,205,244
Liabilities and partners' capital		
Securities sold, not yet purchased - at fair value	$	999,766
Payables to affiliates		321
Accrued trading payables		2,746
Accrued compensation		3,458
Guaranteed payments to partners		3,923
Accrued expenses and other liabilities		140
Total liabilities		1,010,354
Partners' capital		194,890
Total liabilities and partners' capital	$	1,205,244

See notes to statement of financial condition

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2022
(dollars in thousands)

NOTE A – ORGANIZATION

Susquehanna Investment Group (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining authority is the Chicago Board Options Exchange. The Entity engages in trading listed options as a market-maker on each of the exchanges operated by Miami International Holdings, Inc. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by Bodel, Inc.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenue and expense on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the assets.

The Entity assessed certain financial assets measured at amortized cost for credit losses using a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at the Entity's clearing broker. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity continually monitors the capital adequacy of such organizations.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2022
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1:   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2:   Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3:   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2022.

Assets measured at fair value:

Description	Totals		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)
Equities/Options/Warrants:					
Market Maker/Specialist	$	738,934	$ 487,684	$	251,250
(a) Exchange memberships		4,604	—		4,604

(a) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and the last offer price as of the valuation date if the last reported sales price falls outside of this spread.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2022
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

Description	Totals		Quoted Prices in Active Markets for Identical Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)
Equities/Options:					
Market Maker/Specialist	$	999,766	$	811,343	$ 188,423

Equity securities owned, equity securities sold, not yet purchased, and exchange shares that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned		Securities Sold, Not Yet Purchased	
Equity securities	$	275,631	$	572,098
Options		462,278		427,668
Warrants		1,025		—
	$	738,934	$	999,766

NOTE E – RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2022, all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing broker reflected on the statement of financial condition are securities positions with and amounts due from this clearing broker. The securities at this clearing broker serve as collateral for the amount payable to the broker. The clearing broker has the right to sell or repledge this collateral, subject to the clearing agreement with the Entity.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2022
(dollars in thousands)

NOTE F – RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI") and Susquehanna Israel Technologies Ltd ("SITLTD").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. SIG also provides assistance, maintenance, advice, and other similar services to the Entity and various affiliates in respect of certain intellectual property. The Entity pays for these intellectual property related services pursuant to a formula agreed upon between the Entity and SIG. Included in payable to affiliates is $265 related to the foregoing costs and services.

SIG also provides infrastructure support services to the Entity and various affiliates. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. No payable exists as of December 31, 2022.

STMI and SITLTD provide administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's or SITLTD's discretion, as applicable. Included in payable to affiliates are $18 and $1, respectively, related to these services.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee based on monthly trading and execution charges, plus a surcharge to cover other costs. As of December 31, 2022, the entity owed these affiliates $37 related to these services.

Guaranteed payments in 2022 are determined based on a certain class of partners' contributed capital.

Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE G – EXCHANGE MEMBERSHIPS

The amounts included in exchange memberships on the statement of financial condition that represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment determined under Accounting Standards Codification ("ASC") 350, Intangibles - Goodwill and Other. Management believes there is no material impairment to recognize on these exchange memberships as of December 31, 2022.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2022
(dollars in thousands)

NOTE H – FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The firm limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities.

The seller of a call option which is covered (e.g., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2022
(dollars in thousands)

NOTE H – FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The seller of a put option which is covered (e.g., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

NOTE I – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, rights, and warrants.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis for the year ended December 31, 2022:

| | Approximate Annual Volume (Contracts)* | Fair Value | | Statement of Financial Condition Location |
		Assets	Liabilities	
Options	64,423	$ 462,278	$ 427,668	Securities owned; Securities sold, not yet purchased
Warrants	53	1,025	—	Securities owned

*Approximate annual volume of contracts shown is in thousands.

NOTE J – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

The Entity is presently associated with an open tax examination in Philadelphia for tax years 2016 and 2018.

At December 31, 2022, management has determined that there are no material uncertain income tax positions.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2022
(dollars in thousands)

NOTE K – LITIGATION

On November 1, 2010, the Official Committee of Unsecured Creditors (the "Committee"), which represents the bankruptcy estate of Tribune Company ("Tribune"), filed suit in the United States Bankruptcy Court for the District of Delaware against former Tribune shareholders (including the Entity and certain of its affiliates (the "Susquehanna Defendants")), Tribune's former officers and directors, Tribune's financial advisors, Sam Zell and others who benefited from Tribune's 2007 leveraged buyout (the "LBO") (Official Comm. of Unsecured Creditors of Tribune Co. v. FitzSimons). Among other things, the Committee seeks to unwind the LBO by asserting that the buyout payments to the former Tribune shareholders (including the Susquehanna Defendants) constituted intentional fraudulent conveyances by Tribune. This case was transferred to the United States District Court of the Southern District of New York ("SDNY") and the claims in this action were transferred to a litigation trust. The former Tribune shareholder defendants in this action (including the Susquehanna Defendants) filed comprehensive threshold motions to dismiss. On January 6, 2017, the SDNY granted the motion to dismiss, which included the only claim that was pending against the Susquehanna Defendants. In April 2019, the litigation trust filed a motion with the SDNY to amend its complaint to add a constructive fraudulent transfer claim against the Susquehanna Defendants and other former Tribune shareholders. The SDNY denied this motion. On July 12, 2019, the litigation trust appealed to the 2nd Circuit the SDNY's dismissal of its intentional fraudulent conveyance claims and its denial of leave to file a constructive fraudulent conveyance claim. On August 20, 2021, the 2nd Circuit issued an opinion affirming the SDNY's dismissal of the intentional fraudulent transfer claim and denial of leave to add a constructive fraudulent transfer claim. On January 14, 2022, the litigation trust filed a petition for a writ of certiorari in the United States Supreme Court, which petition was denied in February 2022. As a result, the dismissal of the litigation trust's claims against the Susquehanna Defendants has become final, thereby ending this litigation as against the Susquehanna Defendants.